UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2019

Commission File Number: 001-31994

Semiconductor Manufacturing International Corporation

(Translation of registrant’s name into English)

18 Zhangjiang Road

Pudong New Area, Shanghai 201203

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Semiconductor Manufacturing International Corporation

Date: January 23, 2019	By:	/s/ Dr. Gao Yonggang
		Name:	Dr. Gao Yonggang
		Title:	Executive Director, Chief Financial Officer and Joint Company Secretary

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

中芯國際集成電路製造有限公司*

(Incorporated in the Cayman Islands with limited liability)

(STOCK CODE: 981)

CONTINUING CONNECTED TRANSACTIONS IN RELATION TO FRAMEWORK AGREEMENT

FRAMEWORK AGREEMENT

Reference is made to the Company’s announcement dated 28 December 2015 in relation to the 2015 Framework Agreement. As the 2015 Framework Agreement expired on 31 December 2018 and the transactions contemplated thereunder will continue to be entered into on a recurring basis, the Company announces that on 23 January 2019, it entered into the Framework Agreement with Datang Holdings in relation to the Non-Exempt Continuing Connected Transactions for a term of three years commencing on 1 January 2019.

LISTING RULES IMPLICATIONS

As Datang Holdings is the holding company of Datang (Hongkong), a substantial shareholder of the Company holding approximately 17.05% of the total issued share capital of the Company as at the date of this announcement, Datang Holdings is an associate of Datang (Hongkong) and hence a connected person of the Company under Chapter 14A of the Listing Rules.

As the applicable percentage ratios (other than the profits ratio) are on an annual basis more than 0.1% and less than 5%, the Non-Exempt Continuing Connected Transactions constitute non-exempt continuing connected transactions of the Company under Chapter 14A of the Listing Rules and are subject to the reporting, announcement and annual review requirements but exempt from the independent shareholders’ approval requirement under Chapter 14A of the Listing Rules.

FRAMEWORK AGREEMENT

Reference is made to the Company’s announcement dated 28 December 2015 in relation to the 2015 Framework Agreement. As the 2015 Framework Agreement expired on 31 December 2018 and the transactions contemplated thereunder will continue to be entered into on a recurring basis, the Company announces that on 23 January 2019, it entered into the Framework Agreement with Datang Holdings in relation to the Non-Exempt Continuing Connected Transactions for a term of three years commencing on 1 January 2019.

Summary of Principal Terms of the Framework Agreement
Date:	23 January 2019
Effective period:	Three years effective from 1 January 2019
Material terms:	Both the Company including its subsidiaries and Datang Holdings and its associates will engage in business collaboration including but not limited to foundry services.
Pricing POLICY

The price for the provision of all business collaboration under the Framework Agreement will be determined by reference to reasonable market price available from or to independent third parties in the ordinary and usual course of business based on normal commercial terms and on arm’s length negotiations, or on the actual production cost incurred plus a reasonable profit margin with reference to the general range of profit margins in the industry, and will be determined on terms not less favourable than those applicable to sales by independent third parties to the Company or its subsidiaries and not more favourable than those applicable to sales by the Company or its subsidiaries to independent third parties (if any). In relation to the provision of foundry services by the Company to Datang Holdings, the Company will have reference to the terms (including pricing) which it offers to independent third party customers for services of a comparable nature and quantity, as well as the reasonable market prices which are applicable.

Basis of determination of the EXPECTED CapS

The Expected Caps representing the maximum revenue on an aggregate basis expected to be generated by the Company from the Non-Exempt Continuing Transactions for each of the three years ending 31 December 2019, 2020 and 2021 are US$20 million, US$35 million and US$48 million, respectively. In arriving at the Expected Caps, the Company has considered the potential extent of Non-Exempt Continuing Transactions it may provide in light of current market conditions of the semiconductor industry and the technological capability of the Company, having regard to the historical transaction volume of Datang

Holdings and its associates with the Company as well as the future business plans of Datang Holdings made based on the communications with its customers and the historical revenues generated by the Company from the transactions under the 2015 Framework Agreement. The revenue generated by the Company under the 2015 Framework Agreement was approximately US$17.9 million and US$20.2 million for the years ended 31 December 2016 and 31 December 2017, based on the annual reports of the Company for the years ended 31 December 2016 and 31 December 2017, respectively. The revenue generated by the Company under the 2015 Framework Agreement was US$17.3 million for the year ended 31 December 2018 based on the management account of the Company.

REASONS FOR AND BENEFITS OF THE framework agreement

The Company considers that Datang Holdings plays a key role in China’s semiconductor industry. By entering into the Framework Agreement and the Non-Exempt Continuing Connected Transactions with Datang Holdings, the Company believes that this will bring the Company sustainable business opportunities and also drive the Company’s technological achievement.

The Directors (including the independent non-executive Directors) consider the Non-Exempt Continuing Connected Transactions to be on normal commercial terms, in the ordinary and usual course of business of the Company, fair and reasonable and in the interests of the Company and the Shareholders as a whole.

No Director was considered to have a material interest in the Framework Agreement on the date of the Board meeting authorising the entering of the Framework Agreement which would have required the Director to abstain from voting at the relevant Board meeting.

Listing Rules Implications

As Datang Holdings is the holding company of Datang (Hongkong), a substantial shareholder of the Company holding approximately 17.05% of the total issued share capital of the Company as at the date of this announcement, Datang Holdings is an associate of Datang (Hongkong) and hence a connected person of the Company under Chapter 14A of the Listing Rules.

As the applicable percentage ratios (other than the profits ratio) are on an annual basis more than 0.1% and less than 5%, the Non-Exempt Continuing Connected Transactions constitute non-exempt continuing connected transactions of the Company under Chapter 14A of the Listing Rules and are subject to the reporting, announcement and annual review requirements but exempt from the independent shareholders’ approval requirement under Chapter 14A of the Listing Rules.

GENERAL INFORMATION

Information of the Company

The Company is one of the leading foundries in the world, is Mainland China’s largest foundry in scale, broadest in technology coverage, and most comprehensive in semiconductor manufacturing services. The Company provides integrated circuit (IC) foundry and technology services on process nodes from 0.35 micron to 28 nanometer. Headquartered in Shanghai, China, the Company has an international manufacturing and service base. In China, the Company has a 300mm wafer fabrication facility (fab) and a 200mm fab in Shanghai; a 300mm fab and a majority-owned 300mm fab for advanced nodes in Beijing; 200mm fabs in Tianjin and Shenzhen; and a majority-owned joint-venture 300mm bumping facility in Jiangyin; additionally, in Italy the Company has a majority-owned 200mm fab. The Company also has marketing and customer service offices in the U.S., Europe, Japan, and Taiwan, and a representative office in Hong Kong.

Information of Datang Holdings

Datang (Hongkong) is a wholly-owned subsidiary of Datang Holdings and Datang Holdings is a wholly-owned subsidiary of Datang Telecom Technology and Industry Group (“Datang Telecom Group”). Datang Telecom Group, headquartered in Beijing, the PRC, has entered wireless mobile communications, integrated circuit, strategic emerging industries and other industrial sectors. As the main force for independent innovation of China’s wireless mobile communications and a model of practicing innovative national strategies, Datang Telecom Group has initiated international standards of 3G TD-SCDMA and 4G TD-LTE-Advanced mobile communications, promoted the successful industrialization, scale commercial use and major breakthroughs in international market of TD and led the development of 5G core technical standards. At the same time, it has also linked up the mobile communications and the IC industry chains, facilitated the interactive development mode of mobile communications and integrated circuit, realized the key changes of China’s communications chips and significantly enhanced the international competitiveness of China’s information and communication industry.

DEFINITIONS In this announcement the following words have the following meanings unless the context requires otherwise:
“2015 Framework Agreement”	the framework agreement dated 28 December 2015 entered into between the Company and Datang Holdings, as referred to in the announcement of the Company dated 28 December 2015
“associates”	has the meaning ascribed thereto under the Listing Rules
“Board”	the board of Directors of the Company

“Company”

Semiconductor Manufacturing International Corporation (中芯國際集成電路製造有限公司*), a company incorporated in the Cayman Islands with limited liability,  the Shares of which are listed on the Main Board of the Stock Exchange and the American depositary shares of which are listed on the New York Stock Exchange, Inc.

“connected person(s)”	has the meaning ascribed thereto under the Listing Rules
“Datang (Hongkong)”	Datang Holdings (Hongkong) Investment Company Limited (大唐控股（香港）投資有限公司), a company incorporated in Hong Kong and a wholly-owned subsidiary of Datang Holdings
“Datang Holdings”	Datang Telecom Technology & Industry Holdings Co., Ltd.* (大唐電信科技產業控股有限公司), a company incorporated under the PRC laws
“Director(s)”	director(s) of the Company
“Expected Caps”

the maximum revenue on an aggregate basis expected to be generated by the Company from the Non-Exempt Continuing Transactions during each of the three years ending 31 December 2019, 2020 and 2021 in respect of the Non-Exempt Continuing Connected Transactions

“Framework Agreement”	the framework agreement entered into between the Company and Datang Holdings on 23 January 2019
“Hong Kong”	the Hong Kong Special Administrative Region of the PRC
“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
“Non-Exempt Continuing Connected Transactions”	the transactions as provided under the Framework Agreement
“PRC”	the People’s Republic of China, but for the purpose of this announcement only, excludes Hong Kong, Macau and Taiwan
“Shareholder(s)”	holder(s) of the Share(s)
“Shares”	ordinary shares of par value US$0.004 each in the capital of the Company listed on the Stock Exchange
“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“substantial shareholder(s)”	has the meaning ascribed to it under the Listing Rules
“TD-SCDMA”	Time Division-Synchronous Code Division Multiple Access, which is a 3G or third-generation of mobile phone standards and technology mobile telecommunications standard being developed in the PRC
“TD-LTE”	Time Division Long Term Evolution, which is a 4G or fourth-generation of mobile phone standards and technology mobile telecommunications standard being developed in the PRC
“U.S.” or “United States”	the United States of America
“US$”	United States dollar, the lawful currency of the United States of America
“%”	per cent.

By order of the Board

Semiconductor Manufacturing International Corporation

Gao Yonggang

Executive Director, Chief Financial Officer and Joint Company Secretary

Shanghai, PRC

23 January 2019

As at the date of this announcement, the directors of the Company are:

Executive Directors

ZHOU Zixue (Chairman)

ZHAO Haijun (Co-Chief Executive Officer)

LIANG Mong Song (Co-Chief Executive Officer)

GAO Yonggang (Chief Financial Officer and Joint Company Secretary)

Non-executive Directors

CHEN Shanzhi

ZHOU Jie

REN Kai

LU Jun

TONG Guohua

Independent Non-executive Directors

William Tudor BROWN

CHIANG Shang-yi

CONG Jingsheng Jason

LAU Lawrence Juen-Yee

FAN Ren Da Anthony

* For identification purpose only